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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.   )*


                          CORSAIR COMMUNICATIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)


                                   220406 10 2
                                 (CUSIP Number)


                                  June 22, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)



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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP No. 220406-10-2                  13G                          Page 2 of 5




1. NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Arlene Harris
                      ---------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   a[ ]
                                                                           b[ ]

3.   SEC USE ONLY
                  --------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
                                           ------------------------

     NUMBER OF             5.  SOLE VOTING POWER:   1,358,377 (1)
     SHARES
     BENEFICIALLY          6.  SHARED VOTING POWER:   0
     OWNED BY
     EACH                  7.  SOLE DISPOSITIVE POWER:   1,222,539 (1)
     REPORTING
     PERSON                8.  SHARED DISPOSITIVE POWER:   0
     WITH


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,358,377 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.7%, based on 17,677,775 shares of Common Stock reported as outstanding as of June 22, 1998.

12.  TYPE OF REPORTING PERSON:   IN

------------
(1) Excludes 6,960 shares of Common Stock held by Martin Cooper, the husband of Ms. Harris.
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CUSIP No. 220406-10-2                    13G                         Page 3 of 5

Item 1(a).     Name of Issuer:

               Corsair Communications, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3408 Hillview Avenue
               Palo Alto, California  94304

Item 2(a).     Name of Person Filing:

               Arlene Harris

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               100 Via de la Valle, Suite 200
               Del Mar, California  92014

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

               220406-10-2

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C.78o);
               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);
               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);
               (e) [ ] An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);


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CUSIP No. 220406-10-2                    13G                         Page 4 of 5

               (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
               (h) [ ] A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to section 240.13d-1(c), check this box [X].

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:                     1,358,377 (1)

               (b)  Percent of Class:                                       7.7%

               (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote: 1,358,377 (1) (includes 135,838 shares held in escrow over which the Reporting Person has voting power but not dispositive power)

                   (ii)  Shared power to vote or to direct the vote:        0

                   (iii) Sole power to dispose or to direct the
                         disposition of:                           1,222,539 (1)

                   (iv)  Shared power to dispose or to direct the
                         disposition of:                                    0

 Item 5.       Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

 Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.


------------
(1) Excludes 6,960 shares of Common Stock held by Martin Cooper, the husband of Ms. Harris.

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CUSIP No. 220406-10-2                     13G                        Page 5 of 5

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1998


                                            /s/  ARLENE HARRIS
                                            ------------------------------------
                                                 Arlene Harris